Exhibit 99.78

ISOTECHNIKA PHARMA INC.

Report of Voting Results

This report is filed pursuant to Section 11.3 of National Instrument 51-102 and relates to the results of voting at the annual and special meeting of Isotechnika Pharma Inc. (the “Company”) held on August 15, 2013.

Description of Matter

Resolution to elect the management nominees as directors of the Company.

Outcome of Vote

All nominees proposed by management were elected to serve as directors until the earlier of: (i) the closing of the Company’s proposed statutory arrangement with Aurinia Pharmaceuticals Inc. and ILJIN Life Science Co. Ltd.

Details of the voting by ballot are as follows:

Name	Votes in Favour	Votes Withheld
Peter Wijngaard	110,605,760	383,250
	(99.65%)	(0.35%)
Robert Foster	110,306,119	622,891
	(99.44%)	(0.56%)
Prakash Gowd	110,442,760	546,250
	(99.51%)	(0.49%)
Donald W. Wyatt	102,469,324	8,519,686
	(92.32%)	(7.68%)

Resolution                    to                     appoint PricewaterhouseCoopers LLP, Chartered Accountants as auditors of the Company until its next annual general meeting, at a remuneration to be fixed by the directors.

Resolution passed by requisite majority by a vote of show of hands.

Resolution to approve the first unit offering, which closed on June 26, 2013 and includes the issuance of up to 44,445,000 common share purchase warrants of the Company and the securities underlying such common share purchase warrants.

Resolution passed by requisite majority. Details of the voting by ballot are as follows:

Total shares voted in favour: 83,242,820 (99.23%)

Total shares voted against: 646,191 (0.77%)

Resolution to approve the second unit offering, which includes the issuance of up to 133,333,332 units of the Company, comprised of up to 133,333,332 common shares and up to 66,666,666 second offering warrants comprising these units.

Resolution passed by requisite majority. Details of the voting by ballot are as follows:

Total shares voted in favour: 81,876,775 (99.19%)

Total shares voted against: 667,791 (0.81%)

Resolution to approve the issuance of up to 300,000,000 common shares of the Company in connection with the proposed statutory arrangement involving the Company, Aurinia Pharmaceuticals Inc. and ILJIN Life Science Co. Ltd.

Resolution passed by requisite majorities. Details of the voting by ballot are as follows:

Total shares voted in favour: 110,308,119 (99.39%)

Total shares voted against: 680,891 (0.61%)

Total shares voted in favour (majority of the minority vote, excluding shares held by ILJIN Life Science Co. Ltd.): 81,863,675 (99.18%)

Total shares voted against (majority of the minority vote, excluding shares held by ILJIN Life Science Co. Ltd.): 680,891 (0.82%)

Resolution to approve an amendment to the Company’s constating documents to (i) change the Company’s name to Aurinia Pharmaceuticals Inc.; and (ii) to adopt an advance notice provision into the Corporation’s by-laws.

Resolution passed by requisite special majority. Details of the voting by ballot are as follows:

Total shares voted in favour: 112,643,552 (99.34%)

Total shares voted against: 750,350 (0.66%)

Resolution to consolidate the Company’s shares on a 50:1 ratio.

Resolution passed by requisite special majority. Details of the voting by ballot are as follows:

Total shares voted in favour: 112,062,011 (98.83%)

Total shares voted against: 1,331,891 (1.17%)

Resolution to conditionally increase the size of the board of directors to include seven (7) members, conditional upon the closing of theproposed statutory arrangement involving the Company, Aurinia Pharmaceuticals Inc. and ILJIN Life Science Co. Ltd.

Resolution passed by requisite majority by a vote of show of hands.

Resolution to conditionally elect the management nominees as directors of the Company, conditional upon the closing of the proposed statutory arrangement involving the Company, Aurinia Pharmaceuticals Inc. and ILJIN Life Science Co. Ltd.

Details of the voting by ballot are as follows:

	Votes in	Votes
Name	Favour	Withheld
Peter Wijngaard	110,071,260	917,750
	(99.17%)	(0.83%)
Robert Foster	109,840,019	1,148,991
	(98.96%)	(1.04%)
Donald W. Wyatt	101,765,704	9,223,306
	(91.69%)	(8.31%)
Daniel Park	67,941,502	843,047,508
	(61.21%)	(38.79%)
Richard Glickman	107,299,337	3,689,673
	(96.68%)	(3.32%)
Michael Martin	110,135,160	853,850
	(99.23%)	(0.77%)
Chris Kim	99,975,179	11,031,831
	(90.06%)	(9.94%)

DATED this 15th day of August, 2013.

ISOTECHNIKA PHARMA INC.

By:	(signed) Dennis Bourgeault
	Name:	Dennis Bourgeault
	Title:	Chief Financial Officer